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November 16, 2020 VIA EDGAR	Beijing Boston Brussels Century City Chicago Dubai Düsseldorf Frankfurt Hamburg Hong Kong Houston London Los Angeles Madrid Milan	Moscow Munich New York Orange County Paris Riyadh San Diego San Francisco Seoul Shanghai Silicon Valley Singapore Tokyo Washington, D.C.

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:

Taylor Beech
Erin Jaskot

Re:	Airbnb, Inc.
Amendment No. 2 to Draft Registration Statement on Form S-1
Confidentially Submitted on October 26, 2020
CIK No. 0001559720

Ladies and Gentlemen:

On behalf of our client, Airbnb, Inc. (the “Company”), we are hereby filing with the Securities and Exchange Commission (the “Commission”) a Registration Statement on Form S-1 (the “Registration Statement”). The Company previously submitted a draft Registration Statement on Form S-1 on a confidential basis pursuant to Rule 83 on August 19, 2020 (the “Draft Submission”), as most recently amended by Amendment No. 2 to the Draft Submission submitted on October 26, 2020 (“Amendment No. 2”). The Registration Statement has been revised to reflect the Company’s responses to the comment letter to Amendment No. 2 received on November 6, 2020 from the staff of the Commission (the “Staff”).

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto.

November 16, 2020

Amendment No. 2 to Draft Registration Statement on Form S-1

Laws, regulations, and rules that affect the short-term rental and home sharing business..., page 32

1.

You discuss various regulatory restrictions related to short-term rentals and home sharing in the jurisdictions in which you operate, and state that if such laws, regulations, rules or agreements significantly restrict or discourage hosts in certain jurisdictions from sharing their properties, it would have a material adverse effect on your business, results of operations and financial condition. Please revise your disclosure to include the percentage of overall listings that currently are not, or may not be, in compliance with applicable laws, regulations, rules or agreements related to short-term rentals and home sharing. Please also disclose whether the impact of such restrictions in any of your ten largest jurisdictions, on an aggregate basis, have had or could have a material impact on your results of operation and financial condition, and discuss the details of these restrictions. Alternatively, please tell us why such disclosure is not material.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that its business is geographically highly distributed. In 2019 and in the first nine months of 2020, no single city accounted for more than 1.5% of the Company’s listings or 2.5% of its revenue before adjustments for incentives and refunds. Additionally, in 2019 and in the first nine months of 2020, only 11.9% and 6.8%, respectively, of the Company’s revenue before adjustments for incentives and refunds came from its top 10 cities.

Each of these cities is regulated independently. The Company has welcomed the opportunity to work with local governments to achieve regulations that allow its host and guest community to book with confidence. As of October 2019, approximately 70% of the Company’s top 200 cities by revenue before adjustments for incentives and refunds have some form of regulation. As disclosed in “Risk Factors,” regulations could have an adverse effect on the Company’s business. However, the Company does not believe that the current regulations in its top 10 cities, in the aggregate, have had or are expected to have a material adverse impact on its results of operations and financial condition. For example, in “Business—Regulatory Considerations in Our Largest Cities,” where the Company describes the regulatory status in its top 10 cities by revenue before adjustments for incentives and refunds in 2019, the Company details its experience in Tokyo, demonstrating how the introduction of regulations had short-term adverse effects on the Company’s business in Tokyo, but then its business recovered. The Company has revised the disclosure on page 217 of the Registration Statement under “Business—Regulatory Considerations in Our Largest Cities” to this effect.

Additionally, as described in “Risk Factors,” it may be difficult or impossible for the Company to investigate or evaluate compliance with laws or regulations in the approximately 100,000 cities and over 200 countries and regions in which it operates. The interpretation and application of existing laws and regulations to its business and platform can be unclear, can vary within jurisdictions, and may be difficult for hosts, guests, and the

November 16, 2020

Company to interpret and apply. These laws are also subject to change as governments and government agencies seek to apply legacy systems of laws, update such legacy systems, or adopt new laws better suited for new online business models in the travel and accommodations industries. As such, it is impossible to gain visibility into the percentage of listings that may not be in compliance with such laws and regulations and subject to any action. The Company notes that when made aware of listings that may not be in compliance with local laws or ordinances, it has worked with hosts and regulators to address the matter and remains committed to doing so.

Glossary of Terms, page 116

2.	Please revise your Glossary of Terms to include a definition for “Check-ins.”

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 126 of the Registration Statement to include a definition of “Check-in.”

Management’s Discussion and Analysis, page 117

3.

We note your disclosure on pages 65-66 and F-61 regarding the draft notice of proposed adjustment from the IRS that could increase the company’s federal tax expense by $1.65 billion, which is $1 billion beyond the company’s current reserves. Please expand your disclosure in this section to further describe the potential tax liability and how it may impact your business, revenue or results of operations. Please quantify the potential impact, to the extent practicable, and disclose the potential liability and impact on your financial condition in your Summary.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the $1.35 billion disclosure on pages 65-66 and F-61 is the amount of income tax expense and expected cash tax liability that would result if the IRS were successful in defending its proposed adjustment. This amount is net of available net operating loss deductions and tax credits, but does not take into account any interest or penalties that could be imposed. The Company believes that actual payment will be substantially less than $1.35 billion, although it cannot ensure that this will be the case. Following formal receipt of the Revenue Agent’s adjustment, which the Company anticipates late in the fourth quarter of 2020, it intends to vigorously contest the IRS’s proposed adjustment, including through all administrative and, if necessary, judicial remedies which may include: entering into administrative settlement discussions with the IRS Independent Office of Appeals (“IRS Appeals”) in 2021, if necessary, petitioning the U.S. Tax Court (“Tax Court”) for redetermination if an acceptable outcome cannot be reached with IRS Appeals, and finally, if necessary, appealing the Tax Court’s decision to the appropriate appellate court.

If the Company were required to make a $1.35 billion payment to the IRS (plus any associated interest and penalties that are imposed), it would have a material adverse effect on the Company’s financial position, results of operations, and cash flows.

The Company has revised the disclosure on pages 14, 70, 152, F-68, and F-69 of the Registration Statement in response to the Staff’s comment.

* * *

November 16, 2020

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (650) 463-3060 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Tad J. Freese

Tad J. Freese

of LATHAM & WATKINS LLP

cc:	(via email)

Rich Baer, Chief Legal Officer, Airbnb, Inc.

Dave Stephenson, Chief Financial Officer, Airbnb, Inc.

David Bernstein, Chief Accounting Officer, Airbnb, Inc.

Anthony J. Richmond, Latham & Watkins LLP

Kathleen M. Wells, Latham & Watkins LLP

Kevin P. Kennedy, Simpson Thacher & Bartlett LLP